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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nasreen Mohammed

Joel Parker

Brian Fetterolf

Jennifer López Molina

Re:	StubHub Holdings, Inc.

Response to Letter dated July 24, 2023

Amendment No. 6 to Draft Registration Statement on Form S-1

Confidentially Submitted June 30, 2023

CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated July 24, 2023 (the “Comment Letter”), regarding the Company’s Amendment No. 6 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on June 30, 2023 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 7 to the Draft Registration Statement (“Amendment No. 7”), which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 7 and all references to page numbers in such responses are to page numbers in Amendment No. 7.

November 20, 2023

Amendment No. 6 to Draft Registration Statement on Form S-1 Submitted June 30, 2023

Prospectus Summary

Our Market Opportunity, page 13

1.

We note that you continue to use 2019 to estimate your SAM and TAM, but you deleted your disclosure that you are using such data “to account for the impact of the COVID 19 pandemic . . . .” Further, where you disclose on page 71 that “[w]e believe we operate the largest global marketplace where fans can buy and sell tickets to live events,” we note that you continue to rely upon public regulatory filings and equity research reports from 2019. Please revise your market statements as of a more recent year such as 2022. In the alternative, elaborate upon why using data from 2019 continues to provide a reasonable basis for your market opportunity estimate and market position.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its marketing statements and base such statements on data as of a more recent year in connection with a future amendment to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021, page 80

2.

We note that revenues increased 55%, whereas GMS increased 67% for the year ended December 31, 2022. Please discuss and quantify the extent to which changes in revenue are attributable to changes in prices or to changes in volume. In addition, we note that cost of revenue increased as a percentage of revenue. Please tell us your consideration for disclosing any known trends in the relationship between these costs and revenues. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 80 of Amendment No. 7. Further, the Company respectfully advises the Staff that, as disclosed in Amendment No. 7, it expects cost of revenue to continue to increase in absolute dollars as the Company continues to invest in its business to support revenue growth. The Company supplementally advises the Staff that the increase in cost of revenue as a percentage of revenue in 2022 was primarily due to one-time costs related to the Company’s integration efforts in connection with the StubHub Acquisition and, as such, it does not expect similar adjustments in the future.

November 20, 2023

Liquidity and Capital Resources

Cash Flows, page 94

3.

Please revise to explain the underlying drivers of the changes in your cash flows used in operating activities. For instance, explain what caused the changes in the payments due to buyers and sellers. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 7.

* * *

November 20, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Connie James, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP